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                               October 21, 2020

       Will Ni
       Chief Operating Officer
       Efund City Metro Income Fund LLC
       888 7th Avenue
       New York, NY 10106

                                                        Re: Efund City Metro
Income Fund LLC
                                                            Amendment to Draft
Offering Statement on Form 1-A
                                                            Submitted September
30, 2020
                                                            CIK No. 0001809632

       Dear Mr. Ni:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

             Unless we note otherwise, our references to prior comments are to comments in our
       August 21, 2020 letter.

       Amendment to Draft Offering Statement

       Operating Agreement, page 42

   1.                                                   Refer to prior comment
9. Please revise your disclosure to state clearly whether the mandatory arbitration
provisions of each of your subscription agreement and operating agreement apply to
claims under the Securities Act or the Securities Exchange Act. In addition, clarify
whether such arbitration provisions apply to purchasers in secondary transactions. Also,
revise the risk factor on page 23 to clarify, if true, that claims may be made in state or
federal courts in the State of New York.
 Will Ni
Efund City Metro Income Fund LLC
October 21, 2020
Page 2
Signatures, page III-2

2. Refer to prior comment 10. Please revise your signature page to include the separate signature blocks required by Form 1-A, including the signatures of a majority of the members of your governing body. In addition, ensure that you identify each capacity in which the officer is signing, such as principal accounting officer.
       You may contact Wilson Lee at 202-551-3468 or Eric Mcphee at 202-551-3693 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                           Sincerely,
FirstName LastNameWill Ni
                                                           Division of
Corporation Finance
Comapany NameEfund City Metro Income Fund LLC
                                                           Office of Real
Estate & Construction
October 21, 2020 Page 2
cc:       Linda Lei, Esq.
FirstName LastName